04047903

DC:
1006240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

October 29, 2004

Michael C. Keefe
Managing Corporate Counsel
and Assistant Secretary
Lucent Technologies Inc.
Room 6G-232
600 Mountain Avenue
Murray Hill, NJ 07974

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/29/2004

Re: Lucent Technologies Inc.
Incoming letter dated September 30, 2004

Dear Mr. Keefe:

This is in response to your letter dated September 30, 2004 concerning the shareholder proposal submitted to Lucent by Frank C. Minter. We also have received a letter from the proponent dated October 4, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
NOV 04 2004
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Frank C. Minter
415 Highgate Hill Road
Indian Springs, AL 35124

Lucent Technologies
Bell Labs Innovations

Michael C. Keefe
Corporate Counsel
Room 6G-232
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-8754
FAX 908-582-2209

VIA UPS NEXT DAY AIR

September 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal by Frank C. Minter

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2005 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (attached as **Exhibit A**) (the "Proposal") submitted by Frank C. Minter (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving the Staff's response by November 1, 2004.

The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) under the Act because the Proponent failed to provide documentary support indicating that he satisfies the minimum ownership requirement for the one year period required by Rule 14-8(b), within the statutory 14-day time frame set by Rule 14a-8(f), and a statement that he intends to continue to hold the requisite shares of the Company's stock through the date of the Company's 2005 annual meeting of shareholders.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

The Proposal Should Be Omitted Under Rules 14a-8(b) And 14a-8(f) Because Proponent Failed To Provide Evidence Of His Ownership In The Company's Securities And His Intention To Continue To Hold The Securities.

Rule 14a-8(b) provides that in order to be eligible to submit a proposal, a shareholder must (a) have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and (b) provide a written statement that the proponent intends to continue to hold the securities through the date of the shareholders meeting. Rule 14a-8(f) provides that a company may exclude a proposal if the proponent fails to provide evidence that the proponent satisfies the requirements of Rule 14a-8(b), so long as the company timely notifies the proponent of the deficiency within 14 calendar days of receiving the proposal and the proponent fails to correct such deficiency within 14 calendar days of receipt of a deficiency notice. The Staff has stated that the shareholder is responsible for proving his or her eligibility to submit a proposal to a company and "must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (*See* Section C(1)(c) of Staff Legal Bulletin 14, July 13, 2001) (emphasis in original).

The Proposal did not include and was not accompanied by any evidence of the Proponent's share ownership as required under Rule 14a-8(b) and none has subsequently been provided. In addition, the Proponent has not provided any written statement of his intention to continue to hold his shares of the Company's common stock through the date of the 2005 annual meeting. The Proposal was dated August 6, 2004, the envelope in which the Proposal was sent was postmarked August 11, 2004 (a copy is attached as **Exhibit B**), and the Proposal was received by the Company on August 16, 2004.

Within 14 days of the Company's August 16, 2004 receipt of the Proposal, the Company, by letter dated August 27, 2004 (a copy is attached as **Exhibit C**), informed the Proponent of the requirements of Rule 14a-8(b). In the August 27, 2004 letter, the Company notified the Proponent that his response, including supporting documentary information, had to be provided within 14 calendar days after receipt of the Company's letter. The Company's letter explained the information that was required from the Proponent to satisfy Rule 14a-8(b). The request for information and supporting documentation was in boldface text in the letter to emphasize and highlight the request. By letter dated September 1, 2004 (a copy is attached as **Exhibit D**), the Proponent responded to the Company, but the Proponent did not include the appropriate documentation that was required to satisfy the ownership requirements under Rule 14a-8(b).

The Staff has consistently taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1). *See Johnson and Johnson* (Jan. 11, 2001); *International Business Machines Corp.* (Jan. 7, 2002); *Honeywell International* (Jan. 30, 2003). The Staff has made clear that assertions by a shareholder as to his or her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8(b). *See AT&T Corp* (Jan. 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); *International Business Machines Corp.* (Dec. 16, 1998) (statements by proponent as to efficacy of his own brokerage documentation deemed insufficient to prove that proponent satisfied the continuous minimum ownership requirement for the one year period required by Rule 14a-8(b)).

In the Company's letter dated August 27, 2004, the Company specifically stated that the Proponent must submit a "written statement from the record holder of the securities, such as a broker or bank, verifying that you have owned the securities continuously for one year as of the time you submitted your proposal." By letter dated September 1, 2004, the Proponent merely submitted his own representation of ownership, and that letter does not clearly indicate that he has met the one-year continuous ownership requirements. The Proponent's own assertion of his share ownership does not satisfy the SEC's requirement of providing independent proof of continuous beneficial ownership.

Under the Proxy Rules, the burden of establishing proof of beneficial stock ownership is on the proponent, and, here, the Proponent has failed to meet that burden. The Company clearly advised the Proponent on a timely basis of the need for him to provide proof of his ownership and the 14-day time period in which he had to respond. The Proponent did not comply with the request by providing documentary evidence of his ownership, nor has the Proponent provided any written statement that he intends to hold the shares through the date of the Company's 2005 annual meeting. Therefore, the Proponent should not now be given an opportunity to supplement his submission or respond to the Company's letter, and the Company should be permitted to exclude the Proposal from the Proxy Materials.

Conclusion

For the reasons set forth above, the Company believes that it may properly exclude the Proposal from its Proxy Materials in accordance with Rule 14a-8. If the Staff disagrees with our conclusion that the Proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the self-addressed, stamped envelope provided. If you have any questions regarding this matter, please contact me at (908) 582-8754.

Very truly yours,

Michael C. Keefe
Managing Corporate Counsel
and Assistant Secretary

Enclosures

Frank C. Minter
415 Highgate Hill Road
Pelham, Alabama 35124

Mr. Richard J. Rawson
Senior Vice President
General Counsel and Secretary
600 Mountain Avenue
Murray Hill New Jersey 07974

August 6, 2004

Dear Mr. Rawson:

On Page 34 of your 2003 Annual Report and Proxy Statement under the heading Submission of Shareholder Proposals, shareholders are advised that if they wish to submit a proposal in your proxy statement for presentation at your 2005 annual meeting of shareholders, such proposal must be received by you at your principal executive offices at the above address by August 24, 2004.

I wish to submit such a proposal, which follows:

Resolved: The shareholders of Lucent urge the Board to direct Management that no cash bonus or incentive compensation other than stock options be awarded to those employees designated as "senior managers (officers)" until those benefits taken away from retirees during the recent years of Lucent's financial difficulty have been restored.

Supporting Statement: When employees decide to retire they make decisions about their future financial situation based on commitments made by company management. When Management changes the rules or breaks those commitments, employees are financially harmed. In recent years, Lucent has experienced severe financial difficulty and it has been necessary to curtail and/or eliminate many benefits previously paid. Lucent has now returned to a level of profitability that suggests it should reinstate those benefits they took away. This is illustrated by their payment of over $8 million in bonuses to their top five (5) senior officers and additional sums to their other officers.

An example of a retiree benefit that was taken away is the retiree death benefit that provided the payment of a benefit equal to a year's salary at the death of the retiree if there was a mandatory beneficiary (normally a spouse). At the time of retirement, the employee would normally consider this benefit in making other financial decisions. When the company unilaterally removes it many years later the employee cannot go back and change those earlier decisions.

Cash bonuses are an appropriate compensation tool for senior management, but such large amounts should not be paid unless retirees are treated equitably as well.

Please Vote FOR this resolution.

Respectfully submitted,

Frank C. Minter

Mr. Frank C. Minter '53
415 Highgate Hill Rd
Pelham, AL 35124

Rec'd 8/16/2004

CERTIFIED MAIL

7001 2510 0008 0493 6202

BIRMINGHAM AL AUG 11 '04

PB METER 6425097

4.42

U.S. POSTAGE

Mr. Richard J. Rawson
General Counsel & Secretary
Lucent Technologies
600 Mountain Ave.
Murray Hill, N.J. 07974

Lucent Technologies
Bell Labs Innovations

Janet E. O'Rourke
Senior Manager
Corporate Governance

Room 3C-510
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-3329
Facsimile: 908-582-1089

August 27, 2004

VIA FEDERAL EXPRESS

Mr. Frank Minter
415 Highgate Hill Road
Pelham, Alabama 35124

Dear Mr. Minter:

This correspondence will acknowledge your correspondence postmarked August 11, 2004 that contained a shareowner proposal. Lucent received your proposal on August 16, 2004.

The inclusion of shareowner proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Shareholder Proposals). That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to vote at the annual meeting; have held such securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

Our transfer agent, The Bank of New York, has not been able to locate a shareowner account in your name. If you own your common stock through a nominee (such as a bank or brokerage firm), please provide documentary support indicating the number of shares that you own through each nominee, as well as the date(s) when you acquired the shares. An account statement is not sufficient. ***You must provide to us a written statement from the record holder of the securities, such as a broker or bank, verifying that you have owned the securities continuously for one year as of the time you submitted your proposal.***

Finally, you must provide us with a written statement that you intend to hold the securities through the date on which the annual meeting is to be held. While we have not confirmed the exact location of the meeting at this time, it is expected that the meeting should be held in February 2005. In accordance with the SEC regulations mentioned above, you must provide this information to the undersigned within 14 calendar days after receipt of this letter.

Very truly yours,

Janet O'Rourke

Frank C. Minter
415 Highgate Hill Road
Indian Springs, Alabama 35124

Ms. Janet E. O'Rourke
Senior Manager, Corporate Governance
Lucent Technologies
Room 3C-510
600 Mountain Avenue
Murray Hill, NJ 07974

September 1, 2004

Dear Ms. O'Rourke:

This responds to your letter of August 27, 2004 in connection with a Shareholder proposal I had recently submitted.

I own 5000 shares of Lucent Technologies and have continuously owned these shares except for a brief period in 2003 when I sold and then repurchased them. These shares are held in street name by Merrill Lynch brokerage firm. For Estate planning purposes I have maintained two accounts with Merrill Lynch, one in my name and one in my wife's name. Until recently, these shares were assigned on Merrill Lynch's records as part of my wife's record. Although this is a technicality I do not know how it would be viewed under SEC Rule 14a-8.

If it is not possible to have my proposal submitted this year, I will wait and submit it again next year. If it can be submitted, please let me know and I will have Merrill Lynch verify that the shares are included in our account and I will provide a statement of my intent to hold the securities through the next annual meeting.

I will look forward to hearing from you.

Yours truly,

Frank C. Minter

Frank C. Minter
415 Highgate Hill Road
Indian Springs, Alabama 35124

October 4, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc. /Request for exclusion from Proxy Materials of Shareholder proposal by Frank C. Minter

Ladies and Gentlemen:

This letter is in connection with the letter and attachments provided to you by Michael C. Keefe, Corporate Counsel of Lucent Technologies under the above reference dated September 30, 2004. A copy of his letter and attachments were also provided to me.

I am writing to you at this time only to correct what I perceive to be inaccuracies in his letter. Please see my letter of September 1, 2004 to Ms Janet O'Rourke (Attachment D of Mr. Keefe's September 30 letter) in which I requested information as to whether my shares held in a joint account at Merrill Lynch but recorded in my wife's name would meet the one year holding requirement under Rule 14a-8. At this time I have not heard from Ms. O'Rourke or anyone else at Lucent in response to my inquiry.

More importantly, Mr. Keefe several times refers to my failure to provide a statement of my intent to hold the requisite shares through the date of the Company's next annual meeting. The last sentence of my letter states that "….. I will provide a statement of my intent to hold the securities through the next annual meeting."

Additionally, your office might want to consider a requirement that public companies include in their Proxy materials not only the minimum holding of shares, but also the requirement for a written statement of length of ownership and a statement of intent to hold those shares. In essence all of the information shareholders need to submit proposals should be included in the proxy statement.

As I told Lucent if the ownership of these shares precluded my proposal this year in their view they could simply so advise me and I will submit it next year.

Yours truly,

Frank C. Minter

Copy to: Mr. Michael C. Keefe
Lucent Technologies

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 29, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated September 30, 2004

The proposal relates to compensation.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Lucent's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Mark F. Vilardo
Special Counsel